Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 23, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 23, 2005, entitled "New directors elected in Statoil".

New directors elected in Statoil

Ingrid Wiik and Lars Thunell were elected as new members of Statoil's (OSL: STL; NYSE: STO) board of directors by the corporate assembly on 22 June.

Ingrid Wiik (60) is president and CEO of Alpharma in New York. She has held various managerial posts in Apothekernes Laboratorium/Alpharma, and has been CEO in the USA since 2000. Ms Wiik is a director of Coloplast in Denmark and Norske Skog in Norway.

Lars Thunell (56) is chief executive of SE-Banken, Stockholm. He was deputy managing director of ABB before becoming deputy chief executive of Nordbanken, chief executive of Securum and chief executive of Trygg-Hansa until its merger with SE-Banken. Mr Thunell is a director of Akzo Nobel (Sweden), the Swedish Bankers' Association and B-business partners (Sweden).

Eli Sætersmoen withdraws from the board with effect from 22 June.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 23, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer